Exhibit 99.1

JinkoSolar Announces Second Quarter 2016 Financial Results

SHANGHAI, China, August 25, 2016 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Highlights

•	Total solar module shipments were 1,716 megawatts ("MW"), which includes 204 MW used in the Company’s downstream projects. Total solar module shipments increased by 7.3% from 1,600 MW in the first quarter of 2016 and 87.9% from 913 MW in the second quarter of 2015.
•	Total revenues were RMB5.96 billion (US$896.1 million), representing an increase of 8.9% from the first quarter of 2016 and 86.1% from the second quarter of 2015.
•	Solar power projects generated 327 GWh of electricity, representing an increase of 55.8% from the first quarter of 2016 and 60.9% from the second quarter of 2015. Total revenues generated from solar power projects were RMB288.5 million (US$43.4 million), representing an increase of 55.5% from the first quarter of 2016 and 62.1% from the second quarter of 2015.
•	As of June 30, 2016, the Company had connected 1,130 MW worth of solar power projects.
•	Gross margin was 20.4%, compared with 21.3% in the first quarter of 2016 and 20.7% in the second quarter of 2015.
•	Income from operations was RMB445.1 million (US$67.0 million), compared with RMB573.7 million in the first quarter of 2016 and RMB237.0 million in the second quarter of 2015.
•	Net income attributable to the Company's ordinary shareholders was RMB280.1 million (US$42.1 million), compared with RMB313.3 million in the first quarter of 2016 and RMB76.4 million in the second quarter of 2015.
•	Diluted earnings per American depositary share ("ADS") were RMB8.48 (US$1.28), compared with RMB9.32 in the first quarter of 2016 and RMB2.40 in the second quarter of 2015.
•	Non-GAAP net income attributable to the Company's ordinary shareholders was RMB421.8 million (US$63.5 million), compared with RMB414.6 million in the first quarter of 2016 and RMB206.8 million in the second quarter of 2015.
•	Non-GAAP basic and diluted earnings per ADS were RMB13.44 (US$2.04) and RMB12.72 (US$1.92), respectively, in the second quarter of 2016.

Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer, commented, “I am pleased to announce another strong quarter. Module shipments reached a record high of 1,716 MW, exceeding the high end of our guidance. Total revenues reached US$896.1 million, an increase of 86.1% over the same period last year. We expect global demand to remain robust despite recent industry headwinds and are confident that we will be able to carry this strong growth momentum throughout the second half of the year.”

“Electricity output from our domestic projects improved substantially to 327 GWh, an increase of 55.8% sequentially while generating RMB285 million in revenue. This solid increase was mainly due to a number of our projects ramping up to full capacity, increased seasonal sunlight hours, and reduced curtailment in China’s western regions. We remain on track to hit our project development guidance with the addition of 123 MW of projects this quarter, bringing our total project capacity to 1,130 MW as of June 30, 2016. We continue to work on spinning off our downstream business, which we believe has enormous potential in the long-run to maximize shareholder value and deleverage our balance sheet from this asset-heavy business.”

“Demand during the quarter was strong, especially from the US and China which accounted for the majority of our shipments. While the industry is facing a challenging period, we have already built a strong book of orders for the second half of 2016. Demand in China is expected to soften in the third quarter due to the June 30th FiT cut but is expected to pick up again in the fourth quarter of 2016. The geographic mix of our shipments is also expected to balance out during the second half of this year with other markets such as Latin America, India and Japan expected to grow rapidly.”

“In China, we are actively participating in Top Runner Program and PV Poverty Alleviation Program projects to counter the effects of the declining traditional utility- scale market. We became the first PV company to receive the China Quality Certification Center's level-one energy efficiency certification for both mono and multi-crystalline PV products for the Top Runner Program, another demonstration of the traction our products have in the market given their high-efficiency and reliability. We continue to expand our PERC production lines and have made solid progress in developing our black-silicon technology. We are also working to combine these two technologies to further increase the efficiency and reliability of our products.”

“We update our guidance for year-end manufacturing capacity to 4.5GW, 3.7GW, and 6.5GW for wafers, cells and modules, respectively. The increase is mainly as a result of increased wafer production for usage of our PERC-line products.”

“I am confident in our ability to execute our strategy and deliver long-term sustainable growth despite a challenging global environment. We view these challenges as opportunities for us to further improve ourselves as we work to increase value for our shareholders.”

Second Quarter 2016 Financial Results

Total Revenues

Total revenues in the second quarter of 2016 were RMB5.96 billion (US$896.1 million), representing an increase of 8.9% from RMB5.47 billion in the first quarter of 2016 and an increase of 86.1% from RMB3.2 billion in the second quarter of 2015. The sequential and year-over-year increases in total revenues were mainly attributable to the increase in solar module shipments as well as the increase in electricity revenue.

During the second quarter of 2016, revenues from downstream solar power projects were RMB288.5 million (US$43.4 million), an increase of 55.5% from RMB185.5 million in the first quarter of 2016 and an increase of 62.1% from RMB177.9 million in the second quarter of 2015. The sequential and year-over-year increases were primarily due to the increase in number and capacity of the Company’s solar projects and reduced curtailment of electricity in China’s western regions. Gross profit for solar power project revenues was RMB178.0 million (US$26.8 million) during the second quarter of 2016, representing a gross margin of 61.7%.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2016 was RMB1.21 billion (US$182.4 million), compared with RMB1.17 billion in the first quarter of 2016 and RMB663.6 million in the second quarter of 2015.

Gross margin was 20.4% in the second quarter of 2016, compared with 21.3% in the first quarter of 2016 and 20.7% in the second quarter of 2015. The sequential decrease was mainly due to an increase in tariffs paid for solar modules produced in the Company’s Chinese production facilities and shipped to US market.

Income from Operations and Operating Margin

Income from operations in the second quarter of 2016 was RMB445.1 million (US$67.0 million), compared with RMB573.7 million in the first quarter of 2016 and RMB237.0 million in the second quarter of 2015. Operating margin in the second quarter of 2016 was 7.5%, compared with 10.5% in the first quarter of 2016 and 7.4% in the second quarter of 2015.

Total operating expenses in the second quarter of 2016 were RMB767.1 million (US$115.4 million), an increase of 29.5% from RMB592.2 million in the first quarter of 2016 and an increase of 79.8% from RMB426.6 million in the second quarter of 2015. Total operating expenses accounted for 12.9% of total revenues, compared to 10.8% in the first quarter of 2016 and 13.3% in the second quarter of 2015. The sequential and year-over-year increases in operating expenses were mainly due to increases in shipping, warranty costs, provisions of accounts receivables and impairment of property, plant and equipment. The impairment was due to the Company’s replacement of certain production equipment in an effort to improve production automation.

Total operating expenses excluding the impact of stock-based compensation, provisions for doubtful accounts, disposal and impairment of fixed assets were RMB596.9 million (US$89.8 million), compared to RMB554.5 million in the first quarter of 2016 and RMB422.8 million in the second quarter of 2015.

Total operating expenses excluding the impact of stock-based compensation, provisions for doubtful accounts, disposal and impairment of fixed assets as a percentage of total net revenues was 10.0% in the second quarter of 2016, compared to 10.1% in the first quarter of 2016 and 13.2% in the second quarter of 2015.

Interest Expense, Net

Net interest expense in the second quarter of 2016 was RMB121.6 million (US$18.3 million), a decrease of 3.8% from RMB126.4 million in the first quarter of 2016 and an increase of 53.0% from RMB79.5 million in the second quarter of 2015. The year-over-year increase was mainly due to an increase in bank borrowings used for solar power projects.

Exchange Gain, Net

The Company recorded a net exchange gain of RMB106.6 million (US$16.0 million) including change in fair value of forward contracts in the second quarter of 2016, compared to RMB11.7 million in the first quarter of 2016 and RMB15.2 million in the second quarter of 2015.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from a change in fair value of convertible senior notes and capped call option of RMB49.1 million (US$7.4 million) in the second quarter of 2016.

Income Tax Benefit / (Expense), net

The Company recorded an income tax expense of RMB90.9 million (US$13.7 million) in the second quarter of 2016, compared with an income tax expense of RMB100.4 million in the first quarter of 2016 and an income tax benefit of RMB1.8 million during the second quarter of 2015.

Net Income and Earnings per Share

Net income attributable to the Company's ordinary shareholders in the second quarter of 2016 was RMB280.1 million (US$42.1 million), compared with RMB313.3 million in the first quarter of 2016 and RMB76.4 million in the second quarter of 2015.

Basic and diluted earnings per ordinary share were RMB2.23 (US$0.34) and RMB2.12 (US$0.34), respectively, during the second quarter of 2016. This translates into basic and diluted earnings per ADS of RMB8.92 (US$1.36) and RMB8.28 (US$1.28), respectively.

Non-GAAP net income attributable to the Company's ordinary shareholders in the second quarter of 2016 was RMB421.8 million (US$63.5 million), compared with RMB414.6 million in the first quarter of 2016 and RMB206.8 million in the second quarter of 2015.

Non-GAAP basic and diluted earnings per ordinary share were RMB3.36 (US$0.51) and RMB3.18 (US$0.48), respectively, during the second quarter of 2016. This translates into non-GAAP basic and diluted earnings per ADS of RMB13.44 (US$2.04) and RMB12.72 (US$1.92), respectively.

Financial Position

As of June 30, 2016, the Company had RMB3.70 billion (US$556.8 million) in cash and cash equivalents and restricted cash, compared with RMB3.37 billion as of March 31, 2016.

As of June 30, 2016, the Company’s accounts receivables were RMB4.17 billion (US$627.5 million), compared with RMB3.94 billion as of March 31, 2016.

As of June 30, 2016, the Company’s inventories were RMB3.10 billion (US$466.0 million), compared with RMB3.11 billion as of March 31, 2016.

As of June 30, 2016, the Company’s total interest-bearing debts were RMB12.05 billion (US$1.81 billion), compared with RMB10.41 billion as of March 31, 2016. Interest-bearing debts from downstream solar power projects were RMB6.66 billion (US$1.0 billion), compared with RMB5.58 billion as of March 31, 2016.

Second Quarter 2016 Operational Highlights

Solar Module Shipments

Total solar module shipments in the second quarter of 2016 amounted to 1,716 MW, including 204 MW used in the Company’s downstream projects.

Solar Power Project Capacity

As of June 30, 2016, the Company had connected 1,130 MW of solar power projects to the grid.

Solar Products Production Capacity

As of June 30, 2016, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 3.5 GW, 3.5 GW and 6.5 GW, respectively.

Recent Business Developments

●	In July 2016, JinkoSolar signed three power purchase agreements with Mexico's Federal Electricity Commission for three projects totaling 188MWac.
●	In July 2016, JinkoSolar signed amendments to the credit agreement with Wells Fargo Capital Finance to increase its credit limit to $60 million from $40 million with a three year term.
●	In July 2016, JinkoSolar made a big leap forward in the latest China Fortune 500 list, climbing from position 437 to 330.
●	In July 2016, JinkoSolar signed a one-year JPY2 billion syndicated loan agreement with a bank consortium led by Sumitomo Mitsui Banking Corporation.
●	In July 2016, JinkoSolar was awarded the 2016 BlueSky Award for Global Top Investment Scenarios to Apply New Technologies for Renewable Energy Utilization.

Operations and Business Outlook

Third Quarter and Full Year 2016 Guidance

For the third quarter of 2016, the Company estimates total solar module shipments to be in the range of 1.5 GW to 1.7GW, which includes 1.40 GW to 1.65 GW module shipments to third parties. Revenues will not be recognized for the modules shipped to the Company’s own downstream projects as required by U.S. GAAP.

For the full year 2016, the Company estimates total solar module shipments to be in the range of 6 GW and 6.5 GW, which includes 5.4 GW to 5.7 GW module shipments to third parties. Full year newly-added solar power project development scale is expected to be in the range of 600 MW to 800 MW.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Thursday, August 25, 2016 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-5808-3202
U.S. Toll Free:	+1-855-298-3404
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, September 1, 2016. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
U.S. Toll Free:	+1-866-846-0868
Passcode:	8605972

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

inkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 3.5 GW for silicon ingots and wafers, 3.5 GW for solar cells, and 6.5 GW for solar modules, as of June 30, 2016. JinkoSolar also sells electricity in China, and had connected approximately 1,130 MW of solar power projects to the grid, as of June 30, 2016.

JinkoSolar has over 15,000 employees across its 5 productions facilities in Jiangxi and Zhejiang Provinces, China, Malaysia, Portugal and South Africa, 16 oversea subsidiaries in Japan, Singapore, India, Turkey, Germany, Italy, Switzerland, Spain, United States, Canada, Mexico, Brazil, Chile, Australia and South Africa; and 18 global sales offices in China ,United Kingdom, Bulgaria, Greece, Romania, United Arab Emirates, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia, Brazil and Mexico.

To find out more, please see: www.jinkosolar.com.

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income , non-GAAP earnings per Share, non-GAAP earnings per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and capped call options, and accretion to redemption value of redeemable non-controlling interest:

•	Non-GAAP net income is adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes, exchange gain on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests; and
•	Non-GAAP earnings per Share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2016, which was RMB6.6459 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5183-3056
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-2940
Email: carnell@christensenir.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	Jun 30, 2015	Mar 31, 2016	Jun 30, 2016
	RMB	RMB	RMB	USD
Revenues from third parties	3,200,594	5,400,055	5,918,875	890,606

Revenues from related parties	-	66,611	36,349	5,469

Total revenues	3,200,594	5,466,666	5,955,224	896,075

Cost of revenues	(2,536,999)	(4,300,807)	(4,743,024)	(713,677)

Gross profit	663,595	1,165,859	1,212,200	182,398

Operating expenses:
Selling and marketing	(261,551)	(338,369)	(373,338)	(56,176)
General and administrative	(125,239)	(215,412)	(250,845)	(37,744)
Research and development	(39,838)	(38,394)	(43,617)	(6,563)
Impairment of long-lived assets	-	-	(99,328)	(14,946)
Total operating expenses	(426,628)	(592,175)	(767,128)	(115,429)

Income from operations	236,967	573,684	445,072	66,969
Interest expenses, net	(79,506)	(126,440)	(121,615)	(18,299)
Change in fair value of derivative liability	-	(1,109)	(1)	-
Subsidy income	3,850	35,227	39,475	5,940
Exchange gain	12,991	52,045	117,018	17,608
Change in fair value of forward contracts	2,170	(40,328)	(10,390)	(1,563)
Change in fair value of convertible senior notes and capped call options	(50,675)	(30,771)	(49,076)	(7,384)
Other income/(expense), net	32	(1,735)	1,291	194
Income before income taxes	125,829	460,573	421,774	63,465
Income tax benefit/(expense), net	1,845	(100,441)	(90,888)	(13,676)
Equity in income of affiliated companies	3,882	1,109	2,351	354
Net income	131,556	361,241	333,237	50,143
Less: Net income attributable to non-controlling interests	751	1,684	1,950	293
Less: Accretion to redemption value of redeemable non-controlling interests	42,458	46,226	47,555	7,155
Less:Allocation of net income to participating preferred shares issued by subsidiary	11,929	-	3,648	549
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	76,418	313,331	280,084	42,146
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	0.61	2.50	2.23	0.34
Diluted	0.60	2.33	2.12	0.32

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	2.44	10.00	8.92	1.36
Diluted	2.40	9.32	8.48	1.28

Weighted average ordinary shares outstanding:
Basic	124,453,627	125,477,086	125,501,184	125,501,184
Diluted	128,359,626	147,904,878	132,545,247	132,545,247

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	131,556	361,241	333,237	50,143
Other comprehensive income:
-Unrealized gain on available-for-sale securities, net	(303)	-	-	-
-Foreign currency translation adjustments	(1,647)	(1,579)	(10,887)	(1,638)
Comprehensive income	129,606	359,662	322,350	48,505
Less: Comprehensive income attributable to non-controlling interests	751	1,684	1,950	293
Less:Allocation of net income to participating preferred shares issued by subsidiary	11,929	-	3,648	549
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	116,926	357,978	316,752	47,663

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	76,418	313,331	280,084	42,146

Change in fair value of derivative liability	-	1,109	1	-

Change in fair value of convertible senior notes and capped call options	50,675	30,771	49,076	7,384

4% of interest expense of convertible senior notes	16,726	13,529	10,463	1,574

Exchange (gain)/loss on convertible senior notes and capped call options	(7,328)	(3,005)	21,224	3,193

Stock-based compensation expense	27,862	12,669	13,353	2,009

Accretion to redemption value of redeemable non-controlling interests	42,458	46,226	47,555	7,155

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	206,810	414,629	421,755	63,463
·
Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share
Basic	1.66	3.30	3.36	0.51
Diluted	1.61	2.80	3.18	0.48

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.‘s ordinary shareholders per ADS
Basic	6.64	13.20	13.44	2.04
Diluted	6.44	11.20	12.72	1.92

Non-GAAP weighted average ordinary shares outstanding
Basic	124,453,627	125,477,086	125,501,184	125,501,184
Diluted	128,359,626	147,904,878	132,545,247	132,545,247

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Mar 31, 2016	Jun 30, 2016
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,907,936	3,403,496	512,120
Restricted cash	463,838	296,901	44,674
Restricted short-term investments	2,830,027	2,935,036	441,631
Short-term investments	22,333	12,865	1,936
Accounts receivable, net - related parties	55,396	33,000	4,965
Accounts receivable, net - third parties	3,881,261	4,137,507	622,565
Notes receivable, net - third parties	113,650	774,924	116,602
Advances to suppliers, net - related parties	137	137	21
Advances to suppliers, net - third parties	390,641	354,849	53,394
Inventories, net	3,110,185	3,097,311	466,048
Forward contract receivables	5,711	2,124	320
Deferred tax assets - current	92,696	92,696	13,948
Other receivables - related parties	103	16	2
Capped Call options	57	-	-
Prepayments and other current assets	963,302	975,490	146,781

Total current assets	14,837,273	16,116,352	2,425,007

Non-current assets:
Restricted cash	290,345	325,986	49,051
Project Assets	7,430,060	8,517,536	1,281,623
Long-term investments	118,377	121,887	18,340
Property, plant and equipment, net	3,926,447	3,977,421	598,477
Land use rights, net	348,995	353,008	53,117
Intangible assets, net	20,782	20,803	3,130
Deferred tax assets - no current	125,844	125,844	18,936
Other assets - related parties	-	24,927	3,751
Other assets	1,057,482	1,166,659	175,545

Total non-current assets:	13,318,332	14,634,071	2,201,970

Total assets	28,155,605	30,750,423	4,626,977

LIABILITIES
Current liabilities:
Accounts payable - related parties	10	317	48
Accounts payable - third parties	3,927,121	4,072,281	612,751
Notes payable - third parties	3,667,304	3,495,154	525,911
Accrued payroll and welfare expenses	478,682	494,611	74,423
Advances from customers	684,672	761,924	114,646
Income tax payable	200,293	233,577	35,146
Other payables and accruals	1,901,983	2,347,050	353,159
Other payables due to related parties	5,703	6,039	909
Forward contract payables	43,537	50,850	7,651
Convertible senior notes- current	1,101,188	839,969	126,389
Deferred tax liabilities - current	9,266	9,266	1,394
Derivative liability - current	69,135	70,954	10,676
Bonds payable and accrued interests	1,698	4,615	694
Short-term borrowings from third parties, including current portion of long-term bank borrowings	5,019,602	5,682,307	855,009

Total current liabilities	17,110,194	18,068,914	2,718,806

Non-current liabilities:
Long-term borrowings	4,167,091	5,399,232	812,415
Long-term payables	53,567	67,622	10,175
Bond payables	120,000	120,000	18,057
Accrued warranty costs -non-current	348,705	396,405	59,647
Deferred tax liability - non-current	23,848	23,848	3,588
Total non-current liabilities	4,713,211	6,007,107	903,882

Total liabilities	21,823,405	24,076,021	3,622,688

Redeemable non-controlling interests	1,654,151	1,701,706	256,053

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 125,473,930 and 125,967,386 shares issued and outstanding as of December 31, 2015 and June 30, 2016, respectively)	18	18	3
Additional paid-in capital	2,937,153	2,957,005	444,937
Statutory reserves	351,763	378,576	56,964
Accumulated other comprehensive income	11,003	116	17
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2015 and June 30, 2016, respectively	(13,876)	(13,876)	(2,088)
Accumulated retained earnings	1,360,375	1,617,293	243,352

Total JinkoSolar Holding Co., Ltd. shareholders' equity	4,646,436	4,939,132	743,185

Non-controlling interests	31,613	33,564	5,051

Total liabilities and shareholders' equity	28,155,605	30,750,423	4,626,977